82-3116

GREAT QUEST METALS LTD. SUPPL

Corporate Information

(As at May 29, 2006)

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: (604) 689-2882 Fax: (604) 684-5854
Website: www.greatquest.com Email: info@greatquest.com

OFFICERS & DIRECTORS

Mr. Victor J.E. Jones, Director
Mr. Mahamadou Keita, Director
Ms. Jennifer Nestoruk, Corporate Secretary
Mr. Willis W. Osborne, President & Director
Mr. Robert Veitch, Director

INVESTOR RELATIONS

Ascenta Capital Partners Inc.

Jamie Mathers:	604-684-4743
Toll Free:	866-684-4209

Great Quest Metals Ltd.

George Butterworth:	604-689-2882
Toll Free:	877-325-3838

STOCK EXCHANGE LISTING

TSX Venture Exchange (TSX-V)
Trading Symbol "GQ"

SHARE CAPITAL

Authorized:	Unlimited
Issued:	18,569,897
Options:	1,120,000
Warrants:	1,637,000
Escrow:	143,734
Fully Diluted	21,326,897

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & RECORDS OFFICE

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

5. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

a. Management fees totalling $6,000 (2005 - $5,250) were incurred with a corporation related to the Company by a common Director.
b. Geological fees totalling $4,576 (2005 - $3,823) have been incurred with a Director of the Company.
c. Accounting fees totaling $1,119 (2005 - $622) and consulting fees totaling $3,400 (2005 - $2,118) have been incurred with the Secretary of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

6. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile, equipment and furniture by geographical segment are as follows:

	Mali	Canada	Total
March 31, 2006			
Automobile, equipment and furniture	$ 20,261	$ 2,362	$ 22,623
Mineral properties, including deferred costs	2,898,734	1	2,898,735
	$2,918,995	$ 2,363	$ 2,921,358

	Mali	Canada	Total
December 31, 2005			
Automobile, equipment and furniture	$ 14,469	$ 2,629	$ 17,098
Mineral properties, including deferred costs	2,555,294	1	2,555,295
	$2,569,763	$ 2,630	$ 2,572,393

	Mali	Canada	Total
For the period ended March 31, 2006			
Revenue	$ -	$ 161	$ 161
Expenses	(3,456)	(52,123)	(55,579)
	$ (3,456)	$ (51,962)	$ (55,418)

	Mali	Canada	Total
For the year ended December 31, 2005			
Revenue	$ -	$ 1,137	$ 1,137
Expenses	(17,407)	(251,711)	(269,118)
	$ (17,407)	$ (250,574)	$ (267,981)

GREAT QUEST METALS LTD.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006

7. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the period/year ended March 31, 2006 and December 31, 2005 as follows:

	March 31, 2006	December 31, 2005
Non-cash financing investing activities:		
Share capital issued for:		
Share subscription advances	$ -	$ 75,400
Contributed surplus allocated	-	2,106
Share issue costs	-	(11,624)
	$ -	$ 65,882

	March 31, 2006	December 31, 2005
Non-cash investing activities:		
Deferred exploration cost-amortization	$ (1,353)	$ (6,201)

8. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's financial statement presentation.

9. SUBSEQUENT EVENTS

a. The Company issued 500,000 stock options to directors, officers and consultants of the Company. Each stock option entitles the holder to purchase one common share at $0.80 for a term of five years.

b. The Company completed a Private Placement consisting of 500,000 units at a price of $0.70 per unit for a total consideration of $350,000. Each unit consists of one share and one-half of a transferable share purchase warrant. Each full share warrant is exercisable to acquire one additional share at a price of $0.80 per share on or before May 23, 2007.

4. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	March 31, 2006 Number of Shares	March 31, 2006 Amount $	December 31, 2005 Number of Shares	December 31, 2005 Amount $
Balance, beginning of period/year	16,341,897	$ 5,751,036	14,967,397	$ 5,073,874
Issued during the period/year for:				
Cash	1,695,500	901,010	1,229,500	623,990
Share subscription advances	-	-	145,000	75,400
Contributed surplus allocated	-	-	-	2,106
Share issue costs	-	-	-	(24,334)
Balance, end of period/year	18,037,397	$ 5,756,283	16,341,897	$ 5,751,036

Transactions for the Issue of Share Capital
During the quarter ended March 31, 2006:

a. The Company completed a private placement consisting of 1,600,000 units at a price of $0.55 per unit for a total consideration of $880,000. Each unit consists of one common share and one half of a transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional share in the Company's capital stock at $0.65 per share on or before February 6, 2008. All shares issued under this private placement are subject to a hold period and may not be traded until June 7, 2006.

b. The Company issued 95,500 shares for the exercise of stock options at a price of $0.22 per share for a total consideration of $21,010.

Stock Options

A summary of the status of the Company's stock option plan as of March 31, 2006 and December 31, 2005, and changes during the period and year then ended are as follows:

	March 31, 2006 Shares	March 31, 2006 Weighted Average Exercise Price	December 31, 2005 Shares	December 31, 2005 Weighted Average Exercise Price
Options outstanding, beginning of period/year	715,500	$ 0.46	885,000	$ 0.42
Exercised	(95,500)	(0.22)	(185,000)	(0.36)
Granted	-	-	110,000	0.65
Forfeited/cancelled	-	-	(95,000)	(0.50)
Options outstanding, end of period/year	620,000	$ 0.49	715,500	$ 0.46

4. SHARE CAPITAL (Continued)

Stock Options (Continued)

At March 31, 2006 the Company had outstanding stock options to acquire 620,000 common shares as follows:

Number of Shares	Exercise Price	Expiry Date
180,000	$0.27	September 7, 2006
80,000	$0.30	September 4, 2007
250,000	$0.65	November 26, 2009
110,000	$0.65	October 21, 2010
620,000		

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2006:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
$0.27	180,000	0.12	$0.27
$0.30	80,000	0.18	$0.30
$0.65	250,000	1.48	$0.65
$0.65	110,000	0.81	$0.65
	620,000	2.60	$0.43

Warrants

At March 31, 2006, the Company had outstanding purchase warrants exercisable to acquire 1,419,500 shares as follows:

Number	Exercise Price	Expiry Date
409,750	$0.65	March 11, 2007
209,750	$0.65	September 13, 2007
800,000	$0.65	February 6, 2008
1,419,500		

Contributed surplus

	March 31, 2006	December 31, 2005
Balance, beginning of period/year	$ 213,354	$ 147,644
Stock-based compensation expense	-	56,192
Agent's warrants issued	-	11,624
Contributed surplus allocated	-	(2,106)
Balance, end of period/year	$ 213,354	$ 213,354

Escrow Shares

There are 143,734 shares held in escrow.

GREAT QUEST METALS LTD.
SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE PERIODS ENDED MARCH 31, 2006 AND MARCH 31, 2005

	2006 Total	2005 Total
EXPLORATION AND DEVELOPMENT COSTS:		
Amortization	$ 1,353	$ 1,550
Drilling, reclamation and assays	220,342	28,100
Exploration surveys	35,064	19,099
Office, consulting and travel	8,114	6,060
Total costs incurred during the period	264,873	54,809
Balance, beginning of period	1,520,679	1,193,067
Balance, end of period	$ 1,785,552	$ 1,247,876

GREAT QUEST METALS LTD.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006

1. INTERIM FINANCIAL STATEMENTS

While the interim financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2005 audited financial statements. It is suggested that these financial statements be read in conjunction with the Company's annual December 31, 2005 audited financial statements.

2. AUTOMOBILE, EQUIPMENT AND FURNITURE

	March 31, 2006			December 31, 2005
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 43,537	$ 34,543	$ 8,994	$ 7,884
Equipment	24,301	10,889	13,412	8,904
Furniture	2,347	2,130	217	310
	$ 70,185	$ 47,562	$ 22,623	$ 17,098

3. MINERAL PROPERTIES

	March 31, 2006			
	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 1,113,182	$ 1,785,552	$ -	$ 2,898,734
b. Taseko Property	1	-	-	1
	$ 1,113,183	$ 1,785,552	$ -	$ 2,898,735

	December 31, 2005			
	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 1,034,615	$ 1,520,679	$ -	$ 2,555;294
b. Taseko Property	1	-	-	1
	$ 1,034,616	$ 1,520,679	$ -	$ 2,555,295

GREAT QUEST METALS LTD.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED MARCH 31, 2006 AND MARCH 31, 2005

	2006	2005
		(Note 8)
ADMINISTRATION COSTS:		
Accounting and audit	$ 4,519	$ 7,863
Amortization	267	184
Bank charges	227	329
Consulting	3,400	3,061
Investor relations	3,750	3,600
Legal	3,712	3,398
Management fees	6,000	5,250
Office and general	6,045	11,040
Promotion, travel and shareholder relations	8,596	19,108
Rent	4,079	4,079
Securities and brokerage fees	12,981	5,034
Stock-based compensation	-	3,814
Telephone and communication	2,003	3,799
	55,579	70,559
Interest income	$ (161)	$ (58)
LOSS FOR THE PERIOD	55,418	70,501
DEFICIT AT BEGINNING OF PERIOD	3,515,106	3,247,125
DEFICIT AT END OF PERIOD	$ 3,570,524	$ 3,317,026
Basic and diluted loss per share	$ (0.003)	$ (0.005)
Weighted average common shares outstanding	16,875,230	14,967,397

GREAT QUEST METALS LTD.
STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2006 AND MARCH 31, 2005

	2006	2005
OPERATING ACTIVITIES:		
Loss for the period	$ (55,418)	$ (70,501)
Adjustments:		
Amortization	267	184
Stock-based compensation	-	3,814
	(55,151)	(66,503)
Change in non-cash working capital items:		
Goods and services tax recoverable	(1,755)	(1,468)
Prepaid expenses	(4,253)	(105,761)
Accounts payable and accrued liabilities	(23,467)	6,860
Due to related parties	(73,796)	4,251
	(158,422)	(162,621)
FINANCING ACTIVITIES:		
Issue of share capital for cash	901,010	336,290
Share issue costs	-	(9,850)
	901,010	326,440
INVESTING ACTIVITIES:		
Acquisition costs of automobile equipment and furniture	(7,145)	(1,827)
Acquisition costs of mineral properties	(78,567)	(68,185)
Deferred exploration and development costs, net of amortization	(263,520)	(53,259)
	(349,232)	(123,271)
INCREASE IN CASH	393,356	40,548
CASH (BANK INDEBTEDNESS) AT BEGINNING OF PERIOD	(1,791)	15,129
CASH AT END OF PERIOD	$ 391,565	$ 55,677

Supplemental cash flow information (Note 7)

Schedule A: Financial Information

GREAT QUEST METALS LTD.

Vancouver, Canada

Financial Statements

(Unaudited – Prepared By Management)

March 31, 2006 and 2005

GREAT QUEST METALS LTD.
BALANCE SHEET
MARCH 31, 2006
(With comparative audited figures for December 31, 2005)

	March 31, 2006 (unaudited)	December 31, 2005 (audited)
ASSETS		
Current Assets		
Cash	$ 391,565	$ -
Goods and services tax recoverable	4,054	2,299
Prepaid expenses	5,615	1,362
	401,234	3,661
Automobile, equipment and furniture (Note 2)	22,623	17,098
Mineral Properties, including deferred exploration costs (Note 3)	2,898,735	2,555,295
Deposits	8,414	8,414
	$ 3,331,006	$ 2,584,468
LIABILITIES		
Current Liabilities		
Bank indebtedness	$ -	$ 1,791
Accounts payable and accrued liabilities	24,090	47,557
Due to related parties	12,040	85,836
	$ 36,130	$ 135,184
SHARE CAPITAL AND DEFICIT		
Share capital (Note 4)	6,652,046	5,751,036
Contributed surplus (Note 4)	213,354	213,354
Deficit	(3,570,524)	(3,515,106)
	3,294,876	2,449,284
	$ 3,331,006	$ 2,584,468

Approved on Behalf of the Board:

"Willis W. Osborne"
Director

"Victor J.E. Jones"
Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

Results of Operations

The loss for the three months ended March 31, 2006 totalled $55,418 as compared to a loss of $70,501 for the three months ended March 31, 2005, a $15,083 decrease in the loss. The loss per share for the three months ended March 31, 2006 equalled $0.003 per share as compared to $0.005 per share for the three months ended March 31, 2005, a $0.002 decrease in loss per share.

The improvement can be mainly attributed to a $10,512 decrease in promotion, travel and shareholder relations, a $4,995 decrease in office and general, a $3,814 decrease in stock-based compensation and a $3,344 decrease in accounting. The decrease is reduced by a $7,947 increase in securities and brokerage fees resulting from the Company's private placement.

Summary of Quarterly Results

Selected consolidated financial information for the last 12 quarters is as follows:

Quarter	Revenue	Net (loss)	Net (loss) per share
2006 1st Q	$ 161	$ (55,418)	$ (0.003)
2005 4th Q	$ 888	$ (110,126)	$ (0.007)
2005 3rd Q	$ 52	$ (30,716)	$ (0.002)
2005 2nd Q	$ 139	$ (53,676)	$ (0.003)
2005 1st Q	$ 58	$ (70,501)	$ (0.005)
2004 4th Q	$ 36	$ (881,531)	$ (0.058)
2004 3rd Q	$ 4,072	$ (62,877)	$ (0.004)
2004 2nd Q	$ 521	$ (58,900)	$ (0.004)
2004 1st Q	$ 998	$ (59,817)	$ (0.004)
2003 4th Q	$ 336	$ (68,748)	$ (0.005)
2003 3rd Q	$ 68	$ (39,241)	$ (0.003)
2003 2nd Q	$ 92	$ (46,716)	$ (0.004)

Liquidity and Capital Resources

During the first quarter, Great Quest completed an $880,000 private placement at $0.55 a unit for a total of 1,600,000 units. Each unit consists of one share and one half of a transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional share at $0.65 until February 6, 2008. The shares become free trading on June 6, 2006. In addition, 95,500 options were exercised at $0.22 for a consideration of $21,010.

Subsequent to the end of the quarter, the Company completed a private placement for $350,000 at $0.70 per unit for a total of 500,000 units. Each unit consists of one share and one half of a transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional share at $0.80 until May 23, 2007. The shares become free trading on September 23, 2006. In addition, 32,500 warrants were exercised at $0.65 for proceeds of $21,125. Finally, Great Quest granted 300,000, 5-year, stock options at $0.80 to directors, consultants and employees, as well as 200,000 to Ascenta Capital Partners (see below).

Related Party Transactions

The Company paid management fees totalling $6,000 (2005 - $5,250) to a company wholly owned by Willis W. Osborne, Director, in the first quarter and geological fees totalling $4,576 (2005 - $3,823) to Mamadou Keita, Director.

Investor Relations

During the quarter, Great Quest participated in a gold investment conference in Vancouver and the Prospector and Developers Conference in Toronto. In June, the Company will participate in another gold conference in Vancouver.

Subsequent to the end of the first quarter, the Company entered into an agreement with Ascenta Capital Partners Inc. to provide investor relations services for one year at $5,000 per month. Ascenta will also receive an option on 200,000 shares at $0.80 per share, subject to TSX-V guidelines and the Company's Stock Option Plan. Ascenta will assist Great Quest in fostering productive, continuing dialogue with analysts and brokers as well as introducing the Company to a much wider audience.

George W. Butterworth is the Company's investor relations representative. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about the Company's projects and progress. Additional information can be viewed online at www.greatquest.com.

ON BEHALF OF THE BOARD

"Willis W. Osborne"

Willis W. Osborne
President & Director

GREAT QUEST METALS LTD.

First Quarter Report to Shareholders - For the Three Months Ended March 31, 2006
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

Introduction

The fiscal year 2006 got off to an excellent start with the completion of an $880,000 private placement, followed by another financing of $350,000 in May, subsequent to the end of the first quarter. A successful program of mapping and sampling on the Kenieba concession in western Mali, West Africa was completed in January. The Djambaye 2 gold zone was extended by 789 m and several new drill targets were outlined. The Company's 3,000 m drill program started in early April. So far, 18 holes have been drilled into the Djambaye 2 gold zone and 17 have intersected the zone.

On April 18, 2006, the Company announced the retention of Ascenta Capital Partners Inc. to provide investor relations services in order to increase the Company's exposure to prospective investors.

Kenieba Concession

The year began with a pre-drill program of mapping and sampling on the Kenieba concession, which increased the known length of the Djambaye 2 gold zone from 2.342 to 3,137 m and outlined 5 new drill targets. Great Quest now has 11 drillable targets with known gold mineralization including the Djambaye 2.

The 3,000 m drill program, which started subsequent to the end of the first quarter, consists of 3 phases. Phase 1 consists of drilling below the 2005 holes to extend the zone to depth; Phase 2, drilling south of the 414 m length tested in 2005 and Phase 3, drilling new zones. To date, Phase 1 (Hole KN 15-06 to 22-06) has been completed and reported. Some of the better results include 14.50 m of 5.42 g/t gold in KN 18-06 and 38.40 m of 1.00 in KN 16-06. So far 8 holes have been drilled in Phase 1, and 10, in Phase 2.

The mineralized zone consists of gold in quartz veins in rhyodacite and diorite dykes. At the northern part of the drilled zone the rhyodacite and diorite dykes are separated by as much as 22.6 m of relatively unmineralized metasediments. As the Phase 1 drilling progressed to the south, it was found that the separation between the two dykes decreased to the point that they are adjacent in KN 32-06. To the south, in the area covered by Phase 2 drilling, there are up to 5 separate dykes separated by only 2 to 5 m of metasediments or gabbro.

Four holes remain to be drilled in Phase 2, and up to 8 will be drilled in Phase 3, with 2 holes each planned for the Djambaye 1, Sansanto, Konate and one other zone. One hole is also planned for the Baroya concession. That should be the end of drilling with the expected onset of the rainy season. The Company expects to be in a position to resume drilling as soon as possible after the rainy season.

Bourdala Concession

Great Quest plans to run an Induced Polarization (IP) survey over 3 areas within the Bourdala concession. In previous drilling in 2003 and 2004, it was found that gold mineralization intersected in the Bourdala Sud Ouest zone (10.0 m of 3.92 and 5.0 m of 8.63 g/t gold in DH 06DM) and the TD zone (5.50 m 2.91 and 7.0 m of 4.24 g/t gold in DH 02TD) is associated with 1 to 20% arsenopyrite. The Company plans to use the IP equipment to trace the arsenopyrite and thereby the gold. In addition, geological mapping and soil sampling will be carried out on the Damba Massa concession and possibly other concessions.

Taseko Property

The Company has been in discussions with a company on a possible joint venture on the Taseko property which has a mineral reserve of 0.61% copper and 0.023 opt gold in the Empress zone.

The Exploration Team

Planning for and supervision of the projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo., and Carl G. Verley, P. Geo. Mr. Carl G. Verley, P. Geo. Is the Independent Qualified Person under National Instrument 43-101.

Overview of Performance

The significant financial highlights for the three months ended March 31, 2006 are as follows:

- Incurred a loss totaling $55,418
- Acquired an automobile and equipment for its Mali operations totaling $7,145
- Made $78,567 in concession payments
- Incurred $263,520 in deferred exploration costs
- Reduced its accounts payable by $23,467 and amounts due to related parties by $73,796,
- Issued share capital for cash totaling $901,010

The Company's working capital improved by $496,627 from a deficit of $131,523 to a surplus of $365,104.

GREAT QUEST METALS LTD.

May 29, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")
First Quarter Report

Enclosed please find one copy of the Company's Form 51-102F1 with the First Quarter Report and financial statements for the three months ended March 31, 2006.

Please be advised, that in accordance with National Instrument 51-102, the First Quarter Report was mailed to shareholders on May 29, 2006.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com